UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES ACT OF 1933
Release No. 10070 / April 19, 2016

Admin. Proc. File No. 3-17011

In the Matter of
the Registration Statement of

Blue Mountain Eco Tours, Inc.
11 Rocky Road, Queensborough
Kingston, Jamaica 19

NOTICE THAT INITIAL DECISION HAS BECOME FINAL

The time for filing a petition for review of the initial decision in this proceeding has expired. No such petition has been filed by Blue Mountain Eco Tours, Inc., and the Commission has not chosen to review the decision on its own initiative.

Accordingly, notice is hereby given, pursuant to Rule 360(d) of the Commission's Rules of Practice,[1] that the initial decision of the administrative law judge has become the final decision of the Commission with respect to Blue Mountain Eco Tours, Inc.[2] The order contained in that decision is hereby declared effective. The initial decision ordered that, pursuant to Section 8(d) of the Securities Act of 1933, the effectiveness of the registration statement filed by Blue Mountain Eco Tours, Inc., is suspended.

For the Commission, by the Office of the General Counsel, pursuant to delegated authority.

Brent J. Fields
Secretary

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[1]   17 C.F.R. § 201.360(d).

[2]   *Blue Mountain Eco Tours, Inc.,* Initial Decision Release No. 966 (Feb. 26, 2016), 113 SEC Docket 11, 2016 WL 757796.

INITIAL DECISION RELEASE NO. 966
ADMINISTRATIVE PROCEEDING
FILE NO. 3-17011

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of the Registration Statement of Blue Mountain Eco Tours, Inc. 11 Rocky Road, Queensborough Kingston, Jamaica 19	INITIAL DECISION OF DEFAULT February 26, 2016

APPEARANCES: Christine Nestor for the Division of Enforcement, Securities and Exchange Commission

BEFORE: Cameron Elliot, Administrative Law Judge

Respondent Blue Mountain Eco Tours, Inc., filed a Form S-1 registration statement seeking to register the offer and sale of its common stock. Because the registration statement contains multiple material misstatements and omissions, its effectiveness is suspended.

Background

This proceeding began on December 21, 2015, when the Securities and Exchange Commission issued an order instituting proceedings (OIP) pursuant to Section 8(d) of the Securities Act of 1933. The OIP alleges that on April 25, 2012, Blue Mountain filed a Form S-1 registration statement seeking to register the offer and sale of over three million shares of its common stock. OIP at 1. The OIP asserts that this registration statement, which was amended several times, contains material misstatements and omissions regarding Blue Mountain's management, operations, and corporate status. *Id.* at 1-3.

On December 29, 2015, the Division of Enforcement filed an affidavit of service showing that a copy of the OIP was personally served on Blue Mountain's registered agent on December 23, 2015, in accordance with 15 U.S.C. § 77h(d) and 17 C.F.R. § 201.141(a)(2)(ii). Blue Mountain failed to timely file an answer to the OIP, due on January 4, 2016, and I ordered the company to show cause by January 15 why this proceeding should not be determined against it due to its failure to answer or otherwise defend the proceeding. *Blue Mountain Eco Tours, Inc.*, Admin. Proc. Rulings Release No. 3467, 2016 SEC LEXIS 23 (ALJ Jan. 5, 2016). Blue Mountain neither filed an answer nor responded to the show cause order, and I therefore found the company in default and directed the Division to file a motion for sanctions. *Blue Mountain*

Eco Tours, Inc., Admin. Proc. Rulings Release No. 3518, 2016 SEC LEXIS 187 (ALJ Jan. 19, 2016).

The Division filed its motion for sanctions on January 29, 2016, with the following exhibits: the affidavit of service on Blue Mountain's registered agent (Ex. A); a printed page from the Nevada Secretary of State website showing information about Blue Mountain (Ex. B); a compilation of Blue Mountain's Form S-1 and amendments (Ex. C); Blue Mountain's business account application at Wells Fargo (Ex. D); Blue Mountain's Wells Fargo account statements for August and September 2011 (Ex. E); excerpts from the investigative testimony of Donald Lindo (Ex. F); invoices and emails related to legal services provided by Dean Law Corp. and accounting services provided by M&K CPAs, PLLC (Ex. G); an email and memorandum detailing various fees and expenses paid by Blue Mountain (Ex. H); a printed page reflecting the creation of Blue Mountain's website (Ex. I); a compilation of emails between Douglas Roe, Kelly-Ann Warawa, Sandy Aird, Daniel Lafley, and Faiyaz Dean (Ex. J); a May 16, 2011, draft of Blue Mountain's Form S-1 (Ex. K); the Division's investigative subpoena to Blue Mountain (Ex. L); and a Blue Mountain shareholders' resolution, effective March 20, 2012 (Ex. M).

Findings of Fact

Blue Mountain is in default in this proceeding for failing to file an answer, respond to the Division's motion, or otherwise defend the proceeding. 17 C.F.R. § 201.155(a). I therefore find the allegations in the OIP to be true. *Id.* I grant the Division's motion and admit Exhibits A through M in evidence. 17 C.F.R. §§ 201.111, .320. I have applied preponderance of the evidence as the standard of proof. *See Steadman v. SEC*, 450 U.S. 91, 100-04 (1981).

Blue Mountain is a revoked Nevada corporation headquartered in Kingston, Jamaica. OIP at 1; Ex. B; Ex. F at 41. Blue Mountain filed a Form S-1 registration statement on April 25, 2012, seeking to register the offer and sale of 3,041,000 common shares, and it amended the registration statement on August 13, 2012, January 24, 2013, August 2, 2013, September 20, 2013, October 10, 2013, October 29, 2013, and November 12, 2013 (collectively referred to as the registration statement). OIP at 1; Ex. C.

The registration statement identifies Donald Lindo as Blue Mountain's "sole officer and director," and it represents that Blue Mountain has "no significant employees other than our officer and sole director, Mr. Donald Lindo." OIP at 2; Ex. C at 8, 23. These disclosures are false and misleading because three other individuals – Douglas Roe, Kelly-Ann Warawa, and Daniel Swanson – played significant roles in Blue Mountain's operations. For example, Warawa had sole signatory authority over Blue Mountain's bank account, and she was designated as "corp. secretary" of Blue Mountain on the associated paperwork. OIP at 2; Ex. D at 76, 78-79; Ex. F at 37-38, 170. Lindo, purportedly the company's only significant employee, had almost no knowledge about Blue Mountain's finances. He had never seen any of the company's bank account statements prior to his investigative testimony, and he did not have access to the checkbook, credit card, or debit card associated with Blue Mountain's account. Ex. F at 169-70. He was unaware that thousands of dollars were withdrawn from the account to pay Warawa and Roe "consulting fees," and he did not know whether plane tickets purchased by the company in September 2011 were for legitimate business travel. *See* OIP at 2; Ex. F at 38-39, 175-76, 207-

08; Ex. H. Lindo also professed to be unaware of over thirty ATM withdrawals from Blue Mountain's bank account that took place in August and September 2011. OIP at 2; Ex. E; Ex. F at 168, 173-74. He admitted that Warawa "handled all the financial stuff . . . all the accounts," and testified that because of this, disbursements from Blue Mountain's account were made without his approval. Ex. F at 37-38. Warawa also maintained all of Blue Mountain's corporate records, none of which were in Lindo's possession, custody, or control. OIP at 2; Ex. F at 41-42.

Blue Mountain hired an auditing firm, M&K CPAs, PLLC, and a law firm, Dean Law Corp., to assist with the filing of its registration statement. Ex. G; *see* OIP at 2. Lindo did not know that an auditor had been hired or what role an auditor might play in the preparation of a Form S-1. Ex. F at 150-51. Emails indicate that payments to the auditing firm were handled by Roe. Ex. G at 45, 2900, 3744, 3553. These emails also show the involvement of Swanson in communicating with Faiyaz Dean, an attorney at Dean Law Corp., making deposits with Dean Law Corp. in Blue Mountain's trust account, and "dealing with . . . the DTC eligibility" for Blue Mountain. *Id.* at 89, 3410. In May 2011, Swanson also registered a website domain name for Blue Mountain. OIP at 2; Ex. I.

Roe spearheaded the substantive discussions with the auditor and Dean regarding preparation of the registration statement and responses to comments on the Form S-1 received from staff in the Commission's Division of Corporation Finance. *See* OIP at 2; Ex. J. Warawa was also involved in these discussions, and she sent Blue Mountain's draft comment letter response to Dean. Ex. J at 3258, 4241. No evidence suggests that Lindo actively participated in the filing or comment letter process; he testified that he did not know what a Form S-1 was used for or with whom it was filed, and he did not know what a response to a comment letter was. Ex. F at 101-04, 166.

In addition to misrepresentations and omissions regarding key individuals at Blue Mountain, the registration statement also contained untrue statements about the company's history, operations, and corporate status. *See* OIP at 2-3. For example, the registration statement states that Blue Mountain was founded in Montego Bay, Jamaica, and was "providing hiking expeditions into the Blue Mountain region." *Id.* at 3; Ex. C at 23. In reality, Blue Mountain was based in Kingston, Jamaica, and it "wasn't an operating company" and "did not provide any hikes or anything of that sort." Ex. F at 41, 228-29. The registration statement also falsely represents that Blue Mountain's sole officer and director (Lindo) had "earned the Sustainable Travel International Certification." OIP at 2-3; Ex. C at 22. Lindo had never heard of such a certification and had not earned it. Ex. F at 227. And though the registration statement correctly notes Blue Mountain's state of incorporation as Nevada, none of the amendments disclose that the company's status is "revoked," its business license having expired on December 31, 2012. Ex. B; Ex. C (*passim*).

Several amendments to the Form S-1 state, and Lindo insisted during his testimony, that Lindo loaned approximately $15,000 to Blue Mountain. Ex. C at 331[1]; Ex. F at 63-64. But when sending his comments on the draft Form S-1 to Dean, Roe noted with respect to the funds

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[1] This page number refers to the number indicated by the PDF reader used to view the exhibit, not the printed page number on the document itself.

allegedly advanced by Lindo: "The funds that came in from Dan the 10k that was for blackbear we will apply that as blue mountains money perhaps part as seed and part as loan?" Ex. K at 3094. A ledger maintained by Dean Law Corp. supports the assertion that Swanson contributed money to the company, reflecting $11,000 in cash deposits made by Swanson to Blue Mountain's trust account. *Id.* at 6762. But it provides no corroboration for the contention that Lindo contributed any money, and none of the other exhibits support this claim. *Id.*; *see* OIP at 2. Amendments to the Form S-1 also state that $10,000 of the purported loan was repaid to Lindo, but Lindo testified that he was not repaid any money. OIP at 2; Ex. C at 123[2]; Ex. F at 64.

Conclusions of Law

Section 8(d) of the Securities Act states:

> If it appears to the Commission at any time that the registration statement includes any untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein not misleading, the Commission may, after notice by personal service or the sending of confirmed telegraphic notice, and after opportunity for hearing (at a time fixed by the Commission) within fifteen days after such notice by personal service or the sending of such telegraphic notice, issue a stop order suspending the effectiveness of the registration statement.

15 U.S.C. § 77h(d).

"[T]he essential purpose of [a registration statement] is to 'protect investors by promoting full disclosure of information thought necessary to informed investment decisions.'" *The Application of mPhase Techs., Inc*., Securities Exchange Act of 1934 Release No. 74187, 2015 SEC LEXIS 398, at *22 (Feb. 2, 2015) (citing *The Application of World Trade Fin. Corp.*, Exchange Act Release No. 66114, 2012 WL 32121, at *7 (Jan. 6, 2012)). "Information in a registration statement is material when there is a substantial likelihood that a reasonable investor would attach importance to it in determining whether to purchase the security in question." *Petrofab Int'l, Inc.*, Securities Act Release No. 6769, 1988 SEC LEXIS 782, at *16 (Apr. 20, 1988) (citing *TSC Indus., Inc. v. Norway, Inc.*, 426 U.S. 438, 449 (1976)); *see* 17 C.F.R. § 230.405 (defining a material fact as one to which "there is a substantial likelihood that a reasonable investor would attach importance in determining whether to purchase the security").

Blue Mountain's registration statement contains numerous untrue statements of material fact and omits several material facts necessary to make the document not misleading. First, it overstates Lindo's role in the company, which was minimal rather than significant. It also fails to disclose the involvement of Warawa, Roe, and Swanson, each of whom participated substantially in the operation of the company. A control person is one who, directly or indirectly, has "the power to direct or cause the direction of the management and policies of a

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[2] This page number refers to the number indicated by the PDF reader used to view the exhibit, not the printed page number on the document itself.

person." 17 C.F.R. § 230.405. By omitting mention of Warawa, Roe, and Swanson, Blue Mountain failed to provide a complete answer to Item 11(n) of its Form S-1, which requires a registrant to furnish the information required by Item 404 of Regulation S-K, including the identity of any control person of the registrant within the last five fiscal years. *See* Item 11(n) of Form S-1; 17 C.F.R. § 229.404. Both courts and the Commission have held that failure to disclose control persons' participation in an issuer's formation, offering, and operations constitutes a material omission. *See SEC v. Fehn*, 97 F.3d 1276, 1290 (9th Cir 1996); *The Registration Statement of Hughes Capital Corp.*, Securities Act Release No. 6725, 1987 SEC LEXIS 4158, at *18-19 (July 20, 1987); *Am. Fin. Co.*, Securities Act Release No. 4465, 1962 SEC LEXIS 632, at *5 (Mar. 19, 1962); *Hart Oil Corp.*, Securities Act Release No. 4147, 1959 SEC LEXIS 33, at *4-5 (Oct. 9, 1959). Finally, the registration statement contains materially false and misleading information about Blue Mountain's founding and operations in Jamaica, corporate status, and borrowing history. Issuance of a stop order is plainly appropriate in light of these numerous misrepresentations and omissions.

Order

Pursuant to Section 8(d) of the Securities Act of 1933, the effectiveness of the registration statement filed by Blue Mountain Eco Tours, Inc., is SUSPENDED.

This initial decision shall become effective in accordance with and subject to the provisions of Rule 360. *See* 17 C.F.R. § 201.360. Pursuant to that rule, a party may file a petition for review of this initial decision within twenty-one days after service of the initial decision. A party may also file a motion to correct a manifest error of fact within ten days of the initial decision, pursuant to Rule 111. *See* 17 C.F.R. § 201.111. If a motion to correct a manifest error of fact is filed by a party, then a party shall have twenty-one days to file a petition for review from the date of the undersigned's order resolving such motion to correct a manifest error of fact. The initial decision will not become final until the Commission enters an order of finality. The Commission will enter an order of finality unless a party files a petition for review or motion to correct a manifest error of fact or the Commission determines on its own initiative to review the initial decision as to a party. If any of these events occurs, the initial decision shall not become final as to that party.

In addition, a respondent has the right to file a motion to set aside a default within a reasonable time, stating the reasons for the failure to appear or defend, and specifying the nature of the proposed defense. 17 C.F.R. § 201.155(b). The Commission can set aside a default at any time for good cause. *Id.*

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Cameron Elliot
Administrative Law Judge